Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CenterPoint Energy, Inc. for the registration of senior debt securities, junior subordinated debt securities, common stock, preferred stock, stock purchase contracts and equity units and of CenterPoint Energy Resources Corp. for the registration of senior debt securities and to the incorporation by reference therein of our report dated February 27, 2013, with respect to the consolidated financial statements of Enogex LLC for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

January 28, 2014